SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

MERCURY INTERACTIVE CORPORATION

(Name of Subject Company)

MERCURY INTERACTIVE CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $.002 per share

(Title of Class of Securities)

589405109 (Common Stock)

(CUSIP Number of Class of Securities)

Anthony Zingale

Chief Executive Officer

379 North Whisman Road

Mountain View, California 94043-3969

(650) 603-5200

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Bruce A. Mann, Esq.

Michael G. O’Bryan, Esq.

Morrison & Foerster LLP

425 Market Street

San Francisco, California 94105

(415) 268-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Attached below is a press release, dated July 25, 2006, by Hewlett-Packard Company (“HP”) announcing that it has signed a definitive agreement to purchase Mercury Interactive Corporation (the “Company”). This press release is posted on the Company’s website at www.mercury.com. Notwithstanding the posting of the press release on the Company’s website, the Company disclaims and makes no representation regarding HP’s statements in the press release about HP generally and HP’s expectations with respect to the benefits of the acquisition and strategy with respect to the combined company.

News release

HP to Acquire Mercury Interactive Corp.

Acquisition positions company as a market leader in IT management software

PALO ALTO, Calif., July 25, 2006 – HP today announced that it has signed a definitive agreement to purchase Mercury Interactive Corp., a leading IT management software and services company, through a cash tender offer for $52.00 per share, or an enterprise value of approximately $4.5 billion, which is net of existing cash and debt.

Upon closing, the acquisition will establish HP’s portfolio of IT management software and services as the clear choice for companies seeking to optimize the value that IT brings to business.

“Today, we are combining two market-leading businesses to create the most powerful management software portfolio in the industry,” said Mark Hurd, HP chief executive officer and president. ”Together, they will help customers cut their IT costs, speed the delivery of new services and drive profitable growth at HP. We expect this important acquisition to deliver significant value for our shareholders.”

Editorial contacts:

Robert Sherbin, HP

+1 650 857 2381

robert.sherbin@hp.com

Ryan J. Donovan, HP

+1 650 857 8410

ryan.j.donovan@hp.com

Mike Moeller, HP

+1 650 236 3028

michael.moeller@hp.com

HP Media Hotline

+1 866 266 7272

pr@hp.com

www.hp.com/go/newsroom

Hewlett-Packard Company

3000 Hanover Street

Palo Alto, CA 94304

www.hp.com

Mercury Chief Executive Officer and President Tony Zingale said, “Together, HP and Mercury instantly become the industry’s premier provider of business technology optimization (BTO) software. A deal of this magnitude creates significant opportunities for our customers, our shareholders, our people and our partners.”

The transaction brings together the strength of HP OpenView systems, network and IT service management software with Mercury’s strength in application management, application delivery, IT governance and service-oriented architecture governance. This combination provides customers with the industry’s most robust suite for optimizing, automating and aligning IT services with business needs.

“HP’s software strategy is to be the clear leader in end-to-end enterprise IT management and help our customers tightly align IT priorities with changing business requirements,” said Thomas E. Hogan, senior vice president, Software, HP. “Combining our HP OpenView offerings with Mercury’s BTO Enterprise offerings will integrate the many building blocks of enterprise IT management into one complete solution for the entire IT lifecycle, from planning through to deployment and operations. Mercury is a results-driven, high-performing company with outstanding people that will be a strong addition to HP.”

The Mercury acquisition is expected to increase the size of the HP Software business to more than $2 billion in annual revenue. Immediately following the close of the transaction, Mercury will become part of the HP Software business and both companies’ sales forces will begin reference-selling each others’ products.

HP forecasts that on a non-GAAP basis, the combined HP Software business will deliver revenue growth of approximately 10 percent to 15 percent and operating margin of approximately 20 percent in fiscal year 2008. On a pro forma basis, the transaction is expected to be approximately $0.04 dilutive to non-GAAP per share earnings in fiscal year 2007 and approximately $0.02 accretive to non-GAAP per share earnings in fiscal 2008. This includes purchase accounting adjustments related to deferred revenue write downs and deferred compensation expense of approximately $141 million, or $0.05 per share, in fiscal 2007 and approximately $43 million, or $0.01 per share, in fiscal 2008, as well as expected synergies.

The acquisition will be conducted by means of a tender offer for all of the outstanding shares of Mercury, followed by merger of Mercury with an HP subsidiary. The tender offer is subject to a number of conditions, including that Mercury has filed its Annual Report on Form 10-K for its fiscal year ended Dec. 31, 2005. HP expects to commence the tender offer promptly and the merger is expected to close in the fourth quarter of calendar year 2006.

Webcasts and conference calls

This afternoon, HP will conduct one webcast and two live audio calls to discuss its intent to acquire Mercury. Mercury will conduct a separate webcast for financial analysts.

HP media call: 4:30 p.m. ET / 1:30 p.m. PT, hosted by Mark Hurd. U.S. dial-in: +1 866 356 3377; International dial-in: +1 617 597 5392, passcode: 36175291. Replay information, available until Aug. 1, 2006: U.S. dial-in: +1 888 286 8010, International dial-in: +1 617 801 6888, passcode: 16464601.

HP conference call and webcast for financial analysts and shareholders: 5 p.m. ET / 2 p.m. PT, hosted by Mark Hurd. Listen only dial-in: U.S. +1 800 299 0148, International dial-in: +1 617 801 9711, passcode: 82591745. Live audio webcast: www.hp.com/hpinfo/investor. Replay information, available until Aug. 1, 2006: U.S.: +1 888 286 8010, International dial-in: +1 617 801 6888, passcode: 55367340.

HP industry analyst call: 6 p.m. ET / 3 p.m. PT, hosted by Thomas Hogan. U.S. dial-in: +1 800 299 8538; International dial-in: +1 617 786 2902, passcode: 83000965. Replay information, available until July 25, 2007: U.S. dial-in: +1 888 286 8010; International dial-in: +1 617 801 6888, passcode: 57320057

Mercury financial analyst webcast for analysts and shareholders: 8:30 p.m. ET / 5:30 p.m. PT, hosted by Tony Zingale; David Murphy, chief financial officer; and, Shelly Schaffer, vice president, Corporate Finance.

U.S. dial-in: +1 800 289 0533; International dial-in: +1 913 981 5525, passcode: 4078554. The webcast link will be available on Mercury’s website: www.mercury.com/ir. The replay will be available via the same link.

Questions about the Mercury call should be directed to Shelly Shaffer at +1 650 603 4592 or Michelle Ahlmann at +1 650 603 5464.

A replay of the Mercury call will be available at +1 719 457 0820 or +1 888 203 1112, passcode: 4078554. Replay will be available shortly following the conclusion of the live call for one year and the dial-in replay will be available until July 31, 2006.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF MERCURY COMMON STOCK WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. MERCURY STOCKHOLDERS AND OTHER INVESTORS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, MERCURY STOCKHOLDERS AND OTHER INVESTORS WILL BE ABLE TO OBTAIN COPIES OF THE TENDER OFFER STATEMENT ON SCHEDULE ‘TO,’ THE OFFER TO PURCHASE AND RELATED DOCUMENTS WITHOUT CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION’S WEBSITE AT WWW.SEC.GOV. MERCURY STOCKHOLDERS AND OTHER INVESTORS ALSO WILL BE ABLE TO OBTAIN COPIES OF THESE DOCUMENTS, WITHOUT CHARGE, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT +1 877 750 5838 OR BY EMAIL AT INFO@INNISFREEMA.COM, FROM MERRILL LYNCH & CO., THE DEALER MANAGER FOR THE OFFER, AT +1 877 653 2948, OR FROM HP. STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THOSE MATERIALS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER.

About Mercury

Mercury, the global leader in business technology optimization (BTO), is committed to helping customers optimize the business value of information technology. Founded in 1989, Mercury conducts business worldwide and is one of the fastest growing enterprise software companies today. It provides software and services to govern the priorities, people, and processes of IT; deliver and manage applications; and integrate IT strategy and execution. Customers worldwide rely on Mercury offerings to improve quality and performance of applications and manage IT costs, risks and compliance. Mercury BTO offerings are complemented by technologies and services from global business partners. For more information, please visit www.mercury.com.

About HP

HP is a technology solutions provider to consumers, businesses and institutions globally. The company’s offerings span IT infrastructure, global services, business and home computing, and imaging and printing. For the four fiscal quarters ended April 30, 2006, HP revenue totaled $88.9 billion. More information about HP (NYSE, Nasdaq: HPQ) is available at www.hp.com.

Note to editors: HP news releases are available via RSS feed at www.hp.com/hpinfo/rss.html.

Forward-looking statements

This news release contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; risks related to the timing or ultimate completion of the transaction; that, prior to the completion of the transaction, Mercury’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in HP’s and Mercury’s Securities and Exchange Commission reports, including but not limited to the risks described in HP’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 and other reports filed after HP’s Annual Report on Form 10-K for the fiscal year ended October 31, 2005 and Mercury’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004. HP assumes no obligation and does not intend to update these forward-looking statements.

© 2006 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice. The only warranties for HP products and services are set forth in the express warranty statements accompanying such products and services. Nothing herein should be construed as constituting an additional warranty. HP shall not be liable for technical or editorial errors or omissions contained herein.

7/2006

Notice to Investors

The tender offer for the outstanding common stock of Mercury has not yet commenced. This press release is neither an offer to purchase nor solicitation of an offer to sell securities. At the time the offer is commenced a wholly-owned subsidiary of Hewlett Packard will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Mercury will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Mercury’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site: www.sec.gov.